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                                                               Exhibit 99 (a)(i)


                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
                          5 Cambridge Center, 9th Floor
                         Cambridge, Massachusetts 02142
                                 (617) 234-3000

                                                                December 9, 1999

Dear Limited Partner:

Sutter/Jamboree Acquisition Fund, LLC ("Sutter") is seeking to purchase in a tender offer limited partnership units in Winthrop California Investors Limited Partnership (the "Partnership") for a price of $1,500 per unit.

We believe that the Sutter offer violates certain provisions of applicable Federal securities laws and in accordance with the provisions of the Partnership Agreement will not process any assignment of units purported to be made under the Sutter offer. Accordingly, we have not complied with Sutter's request to supply it with a list of limited partners or mail the Sutter offer to limited partners.

Our decision to restrict the transfers of units under the Sutter offer, as well as other transfers, is also based on the absence of current financial information on the Partnership sufficient to enable limited partners to make an informed decision as to whether to transfer units.

The Partnership's most significant asset is a 25% limited partnership interest in Crow Winthrop Development Limited Partnership (the "Development Partnership") which owns a development parcel containing approximately 90 acres of land in Orange County, California. We have previously informed you that the Partnership has been involved in extensive litigation with the general partner of the Development Partnership. As a result of our inability to obtain financial information on the Development Partnership, since September 1997 we have been unable to prepare financial statements for the Partnership. We have now obtained additional information on the operations of the Development Partnership and believe that within the next few weeks we will be able to deliver to you financial statements of the Partnership for 1998 as well as the nine months ended September 30, 1999. However, until such time as current financial information is available we have suspended the processing of all transfers of units other than transfers by operation of law. We will lift the transfer restrictions once the foregoing financial information is available.

We also believe that the amount of the Sutter offer is substantially below the value of your units. Thus, even if transfers of units were


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being processed, we would strongly recommend that limited partners reject the
Sutter offer.

You should also know that an affiliate of the General Partner of the Partnership may be making an offer to purchase your units at a price substantially above the price provided for in the Sutter offer. However, it is currently anticipated that any such offer will not be consummated until such time as the current financial information referred to above is publicly available.

We are enclosing for your information a copy of the Schedule 14D-9 which we have filed with the Securities and Exchange Commission which sets forth more detailed information. If you have any questions or would like further information, please contact us at (617) 234-3000.

                                        Sincerely,

                                        WINTHROP CALIFORNIA INVESTORS
                                        LIMITED PARTNERSHIP





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